February 3, 2020

Jacob Chacko, M.D.
President and Chief Executive Officer
Oric Pharmaceuticals, Inc.
240 E. Grand Ave, 2nd Floor
South San Francisco, CA 94080

       Re: Oric Pharmaceuticals, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 24, 2020
           CIK No. 0001796280

Dear Dr. Chacko:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 24, 2020

Prospectus summary
Overview, page 1

1. We note your response to prior comment 2, and we reissue in part. We do not object to a discussion of these programs in the summary or in the business section, but discovery research programs that do not appear material to your business and the offering should not be prominently highlighted. To the extent that you believe one or more of the discovery research programs is material to your business and the offering, please revise to disclose the known information about these programs in your business section so that investors
 Jacob Chacko, M.D.
Oric Pharmaceuticals, Inc.
February 3, 2020
Page 2
      will have a basis to understand these programs and the market potential. Alternatively, please revise your presentation so that it does not prominently highlight these programs in the Summary.
Background on cancer resistance, page 108

2. We note your response to prior comment 11. The disclosure implies that your product candidates that target innate resistance will be approved and that the process will be easier or faster than the approval process for other entities. Although other drugs targeting innate resistance have been approved, your product is still distinct from prior products approved by the FDA. While it is appropriate for you to discuss the successes of other drugs that have targeted innate resistance, please revise your disclosure to remove any implications that your product candidates will be approved, are more likely to receive
      FDA approval, or will be approved quickly.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameJacob Chacko, M.D.
                                                            Division of
Corporation Finance
Comapany NameOric Pharmaceuticals, Inc.
                                                            Office of Life
Sciences
February 3, 2020 Page 2
cc:       Melissa Rick, Esq.
FirstName LastName